[SIMPSON THACHER & BARTLETT LLP LETTERHEAD]
October 17, 2005
VIA FACSIMILE AND EDGAR

Re:	Accenture SCA
Preliminary Information Statement
on Schedule 14C
File No. 0-49713
Jeffrey A. Shady, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Dear Mr. Pinkerton:
          On behalf of Accenture SCA, we are providing the following response to your comment letter, dated October 17, 2005, regarding the above-referenced Preliminary Information Statement. To assist your review, we have retyped the text of the Staff’s comment in italics below.
1. We note that Accenture Ltd. has nominated three individuals to serve on your Supervisory Board. Please revise your information statement to include the information required by Item 7 and 8 of Schedule 14A or tell us why you believe you are not required to do so.
          We respectfully advise the Staff that Accenture SCA, as a Luxembourg partnership limited by shares, has no board of directors or officers and that Accenture Ltd, as the sole general partner of Accenture SCA, is vested by Accenture SCA’s articles of

Securities and Exchange Commission	-2-	October 17, 2005
association with the management of Accenture SCA and is in charge of Accenture SCA’s management and operations. By contrast, while the supervisory board supervises the affairs of Accenture SCA and its financial situation and may be consulted by the general partner on such matters as the general partner may determine, it is not vested with any authority to manage or direct the management of Accenture SCA, which authority, as is often the case for a domestic limited partnership, is vested in the general partner.
          Accordingly, we do not believe that the appointment of members of the Accenture SCA supervisory board constitutes, within the meaning of Items 7 and 8 of Schedule 14A, the “election of directors,” as would be the case were the Accenture SCA shareholders to elect or re-elect the general partner.
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          Please do not hesitate to call Joshua Ford Bonnie at 212-455-3986 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.
Very truly yours,
/s/ Simpson Thacher & Bartlett LLP
SIMPSON THACHER & BARTLETT llp

cc:	Securities and Exchange Commission

Owen Pinkerton, Esq.

Accenture SCA

Douglas G. Scrivner, Esq.
Laurent C. Lutz, Esq.